

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

<u>Via Facsimile</u>
Jim New
Chief Executive Officer
Neurotrope, Inc.
10732 Hawk's Vista Street
Plantation, FL 33324

   Re: Neurotrope, Inc. f/k/a BlueFlash Communications, Inc.
     Form 10-K for Fiscal Year Ended January 31, 2013
     Filed on March 21, 2013
     Form 8-K filed on August 29, 2013
     Forms 8-K/A filed on August 30, 2013 and September 6, 2013
     File No. 333-172647

Dear Mr. New:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing] to be certain that the filing] include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Craig D. Wilson

        Craig D. Wilson
        Senior Assistant Chief Accountant